NEWS RELEASE

INTEROIL SETS DATE FOR OPERATIONAL UPDATE INVESTOR CONFERENCE CALL

July 2, 2009 -- InterOil Corporation (IOC:NYSE) (IOC:POMSoX) today announced that a conference call will be held on Tuesday July 7th, 2009, at 7:30 a.m. Central (8:30 a.m. Eastern) to provide an operational update on the Company’s planned third quarter 2009 activities.

The conference call will also outline the proposed liquid stripping project as well as an update on the process being undertaken to enter into an agreement with suitable industry farm-in partner(s) to acquire interests in the Elk/Antelope structure and the proposed LNG plant.

The conference call can be heard through a live audio web cast on the Company’s website at www.interoil.com or by dialing (612) 332-0718.  A replay of the broadcast will be available soon afterwards on the website.  A Corporate presentation will be posted on our website approximately one hour prior to commencement of the conference call.

COMPANY DESCRIPTION

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 4.6 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant on a site adjacent to InterOil’s refinery in Port Moresby, Papua New Guinea.

InterOil’s common shares trade on the NYSE in US dollars.

FOR INVESTOR RELATIONS ENQUIRIES:

Wayne Andrews	Anesti Dermedgoglou
V. P. Capital Markets	V.P. Investor Relations (Australasia)
Wayne.Andrews@InterOil.com The Woodlands, TX USA	Anesti@InterOil.com Cairns Qld, Australia
Phone: 281-292-1800	Phone: +61 7 4046 4600

InterOil News Release

Cautionary Statements

This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws.  All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular the proposed exploration and development activities to be undertaken. In particular, this press release contains forward looking statements concerning exploration and development activities in the Elk/Antelope field potential results from these activities and potential farm-in partners in LNG. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances.  No assurances can be given however, that these events will occur or results will be achieved. No assurances can be given as to whether there will be sufficient volumes, that condensate or oil will ultimately be recoverable or of any future condensate or oil production.  Actual results will differ, and the difference may be material and adverse to the Company and its shareholders.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements.  Some of these factors include the risk factors discussed in the Company’s filings with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2008 on Form 40-F and its Annual Information Form for the year ended December 31, 2008.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com.

We currently have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.  All information contained herein regarding resources are references to resources under Canadian National Instrument 51-101, whether stated or not.

InterOil News Release